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                               September 17, 2021

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form F-1
                                                            Filed on August 30,
2021
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2021 letter.

       Amendment No. 5 to Form F-1 filed August 30, 2021

       Cover Page

   1. Refer to your response to our prior comment 1. Please revise to provide prominent disclosure addressing
how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security or anti-monopoly
concerns, has or may impact the company   s ability to conduct its
                                                        business, accept
foreign investments, or list on an U.S. or other foreign exchange.
 Mark Chi Hang Lo
AMTD Digital Inc.
September 17, 2021
Page 2
Prospectus Summary
Summary of Risk Factors, page 8

2. We note your response and revised disclosure in response to our prior comment 2 and reissue in part. In your summary of risk factors, revise to describe the significant regulatory, liquidity and enforcement risk with cross-references to the more detailed discussion of those risks in the prospectus.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                           Sincerely,
Comapany NameAMTD Digital Inc.
                                                             Division of
Corporation Finance
September 17, 2021 Page 2                                    Office of Finance
FirstName LastName